UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Month of March 2023
Commission File Number: 001-38547

Autolus Therapeutics plc
(Translation of registrant’s name into English)

The MediaWorks
191 Wood Lane
London W12 7FP
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
x  Form 20-F    ☐  Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K (the “Report”), excluding Exhibit 99.1 to this Report, shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File No. 333-258556), Form F-3 (File No. 333-264304), Form F-3 (File No. 333-264650) and Form S-8 (File No. 333-226457) of Autolus Therapeutics plc (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.
INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On March 14, 2023, the Company announced Dr. Lucinda Crabtree has provided notice of her resignation as Chief Financial Officer of the Company, which will be effective during the third quarter of 2023. Dr. Crabtree’s resignation is not related to any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. The Company has commenced a search for a successor to Dr. Crabtree.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated March 14, 2023.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Autolus Therapeutics plc

Date:	March 14, 2023	By:	/s/ Christian Itin
			Name	Christian Itin, Ph.D.
			Title:	Chief Executive Officer